Exhibit 99.1

Aurinia Presents Additional Data from Phase IIB AURA-LV Study, Demonstrating Stable Renal Function and Blood Pressure without Electrolyte Complications Through 48 Weeks

-Data highlight voclosporin’s additional differentiation from its therapeutic class

VICTORIA, British Columbia--(BUSINESS WIRE)--June 5, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH)(TSX:AUP) (“Aurinia” or the “Company”) a clinical stage biopharmaceutical company focused on the global immunology market, presented additional data from its global Phase IIB AURA-LV (AURA) study in lupus nephritis (LN) during the 54th European Renal Association-European Dialysis and Transplant Association Congress (ERA-EDTA) in Madrid, Spain. The data were presented yesterday during the late-breaking session by lead author James Tumlin, M.D., a clinical investigator for the study and founder of Southeast Renal Research Institute.

As previously reported, treatment with low dose voclosporin showed statistically improved efficacy over the control arm at 24 and 48 weeks. These results were achieved in the presence of low doses of corticosteroids. Furthermore, all key pre-specified secondary endpoints analyzed to date were met at 48 weeks. The data presented at ERA-EDTA demonstrated this improved efficacy was attained while maintaining stable serum magnesium, potassium and blood pressure levels. Well-known side effects with other calcineurin inhibitors at their effective dose include hypomagnesemia and hyperkalemia, which are associated with renal impairment and require monitoring or intervention.

“We were very encouraged to observe that voclosporin therapy resulted in significantly improved remission rates without compromising renal function and blood pressure or inducing electrolyte disorders,” stated Dr. Tumlin, Principal Investigator. “Prolonged steroid therapy for lupus nephritis is associated with unwanted side-effects, and a reduction in steroid dose should be a treatment goal. These encouraging data suggest that voclosporin can induce clinical remissions with low dose steroids while minimizing renal toxicity.”

“Interestingly, voclosporin may involve a selective mechanism of action which could explain the apparent improvement of blood pressure at 48 weeks from baseline, stable renal function, and the absence of hyperkalemia and hypomagnesemia over the treatment period. Further studies are needed to delineate this potential mechanism,” said Neil Solomons, M.D., Aurinia’s Chief Medical Officer. “The data provides us with a high degree of confidence that we can execute a successful Phase III program and make a meaningful impact on patients’ lives.”

All arms of the study included the current standard of care of mycophenolate mofetil (MMF) as background therapy and an aggressive steroid taper. Both doses of voclosporin at 48 weeks demonstrated continued improvement over the control group across multiple measures. The voclosporin treated groups demonstrated statistically significant improvement in speed and rates of complete and partial remission (CR and PR, respectively). Of the low-dose voclosporin patients that achieved CR at 24 weeks, 100% remained in CR at 48 weeks, demonstrating durability of clinical response. Proteinuria levels and reduction in Systemic Lupus Erythematosus Disease Activity Index (SLEDAI) scores, which include non-renal measures of lupus activity, also continued to significantly improve over time versus the control group. Additional analyses are ongoing and will be presented at future medical and scientific meetings.

No unexpected safety signals nor adverse events were observed and voclosporin was generally well-tolerated, consistent with what is expected of patients suffering from highly active LN while undergoing immunomodulation-based therapy. In the voclosporin arms, renal function as measured by estimated glomerular filtration rate (eGFR) was stable and not significantly different from the control arm following the 48-week treatment period. There were no electrolyte changes in the treatment groups and mean blood pressure was also similar across treatment groups through 48 weeks.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,200 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile and potential for flat dosing compared to legacy CNIs. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)

LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60 percent of all SLE patients will develop clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of LN. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

Forward Looking Statements

This press release contains forward-looking statements, including statements related to Aurinia’s ability to execute a successful Phase III program and voclosporin’s potential differentiation from its therapeutic class, Aurinia's analysis, assessment and conclusions of the results of the AURA-LV clinical study and timing of voclosporin’s patent protection. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study, the future success of a Phase III study and the timing of voclosporin’s patent protection set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2016 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor Contact:
Celia Economides
Vice President, Public Affairs
ceconomides@auriniapharma.com
or
Media:
Christopher Hippolyte, 212-364-0458
Christopher.hippolyte@inventivhealth.com